                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              Champion Parts, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    158609107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 A. Glenn Paton
                      4500 Dorr Street, Toledo, Ohio 43615
                                  419-535-4500
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No. 158609107
--------------------------------------------------------------------------
1.      Names of Reporting Persons.


         Dana Corporation
-------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [X]
         (b)      [ ]


-------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------
4.       Source of Funds

         Not Applicable
-------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [  ]

-------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Virginia

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                           7.     Sole Voting Power
Number of
Shares                              0
Beneficially               ----------------------------------------------
Owned by                   8.       Shared Voting Power
Each
Reporting                           600,012
Person                     ----------------------------------------------
                           9.       Sole Dispositive Power

                                    0
                           ----------------------------------------------
                           10.      Shared Dispositive Power

                                    600,012

-------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         600,012

-------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [  ]

-------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         16.4%

-------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

CUSIP No. 158609107
--------------------------------------------------------------------------
1.      Names of Reporting Persons.

         Dana Global Holdings, Inc. (f/k/a Echlin Inc.)
--------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [X]
         (b)      [ ]

--------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------
4.       Source of Funds

         WC
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [  ]

--------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------
                           7.       Sole Voting Power
Number of
Shares                              0
Beneficially               -----------------------------------------------
Owned by                   8.       Shared Voting Power
Each
Reporting                           600,012
Person                     -----------------------------------------------
                           9.       Sole Dispositive Power

                                    0
                           -----------------------------------------------
                           10.      Shared Dispositive Power

                                    600,012

--------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         600,012

--------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [  ]

--------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         16.4%

----------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

This Amendment No. 1 amends and restates the statement on Schedule 13D (the "Schedule 13D") filed on March 26, 1987, by Echlin Inc, relating to shares of common stock, par value $0.10 per share, of Champion Parts, Inc.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of Champion Parts, Inc. (f/k/a Champion Parts Rebuilders, Inc.) ("Champion"), 2005 W. Avenue B, Hope, AR 71801. Dana Corporation ("Dana") and Dana Global Holdings, Inc. (f/k/a Echlin Inc.) ("Holdings" and, collectively with Dana, the "Reporting Persons") are making a group filing because, due to the relationships between them, they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

Item 2.  Identity and Background

The Reporting Persons have their principal offices at 4500 Dorr Street, Toledo, Ohio 43615. Dana is incorporated in Virginia for general corporate purposes and Holdings, a wholly owned subsidiary of Dana, is incorporated in Delaware for general corporate purposes.

The attached Schedule I and Schedule II list the directors and executive officers of Dana and Holdings, respectively, and contain the following information with respect to each such person: (a) name; (b) business address;
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person named in Schedule I or II, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Purchase Agreement dated March 18, 1987 (the "Purchase Agreement"), between Champion and Echlin Inc., Echlin Inc. acquired the 600,012 shares of Common Stock reported herein. The source and the amount of funds used by Echlin Inc. in making the purchase of the shares of Common Stock was general corporate funds derived from the business of Echlin Inc. in the amount of $5,400,000.

Item 4.  Purpose of Transaction

This Amendment No. 1 is being made to report an option obtained by RGP Holding Inc., exercisable until June 18, 2003, to acquire the 600,012 shares of Common Stock owned by Holdings at an option price of $.50 per share. Except as set forth above, neither of the Reporting Persons has current plans or intentions which would result in or relate to any of the transactions required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each of Dana and Holdings is based upon 3,655,266 shares of Common Stock outstanding as of March 30, 2003.

      As of the close of business on May 21, 2003:

         (i) Holdings beneficially owns 600,012 shares of Common Stock, which constitute 16.4% of the shares of Common Stock outstanding.

         (ii) Dana owns no shares of Common Stock directly. However, as sole shareholder of Holdings, Dana may be deemed, by the provisions of Rule 13d-3 of the Exchange Act, to be the beneficial owner of the 600,012 shares of Common Stock owned by Holdings, which constitute 16.4% of the shares of Common Stock outstanding.

(b) Holdings has the sole power to vote and dispose of the 600,012 shares of Common Stock owned by it, which power is exercisable by Dana, as sole shareholder of Holdings.

(c) On May 16, 2003, RGP obtained an option until June 18, 2003, to acquire the 600,012 shares of Common Stock owned by Holdings at an option price of $.50 per share.

(d) - (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, Holdings is entitled to designate two or three persons to be elected to the Champion Board of Directors.

Pursuant to a Letter Agreement dated May 16, 2003, between Dana and RGP, RGP holds an option, exercisable until June 18, 2003, to purchase the shares of Common Stock reported herein at an option price of fifty cents per share.

Item 7.  Materials to Be Filed As Exhibits

Exhibit 1: Letter agreement dated May 16, 2003, between RGP Holding, Inc. and Dana Corporation.

Exhibit 2: Stock Purchase Agreement, dated March 18, 1987, between Champion Parts Rebuilders, Inc. and Echlin, Inc. (incorporated by reference to Exhibit
(a) the Schedule 13D filed by Echlin, Inc. with the Securities and Exchange Commission on March 26, 1987).

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2003
-------------------------------------------------------------------------------
Date

/s/ A. Glenn Paton
-------------------------------------------------------------------------------
Signature

A. Glenn Paton, Treasurer, Dana Corporation
-------------------------------------------------------------------------------
Name/Title



May 22, 2003
-------------------------------------------------------------------------------
Date

/s/ A. Glenn Paton
-------------------------------------------------------------------------------
Signature

A. Glenn Paton, Treasurer, Dana Global Holdings, Inc.
-------------------------------------------------------------------------------
Name/Title

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Champion Parts, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 22nd day of May, 2003.


May 22, 2003
-------------------------------------------------------------------------------
Date

/s/ A. Glenn Paton
-------------------------------------------------------------------------------
Signature

A. Glenn Paton, Treasurer, Dana Corporation
-------------------------------------------------------------------------------
Name/Title



May 22, 2003
-------------------------------------------------------------------------------
Date

/s/ A. Glenn Paton
-------------------------------------------------------------------------------
Signature

A. Glenn Paton, Treasurer, Dana Global Holdings, Inc.
-------------------------------------------------------------------------------
Name/Title

                                                                     Schedule 1


                Dana Corporation Directors and Executive Officers

Unless otherwise indicated, the following persons have a business address at Dana Corporation, 4500 Dorr Street, Toledo, Ohio 43615 and are United States citizens.

Directors:
----------

Benjamin F. Bailar
Former Dean and Professor of Administration Emeritus, Jesse. H. Jones Graduate School of Administration, Rice University

A. Charles Baillie
Chairman of The Toronto-Dominion Bank
Toronto Dominion Center, 55 King Street, West - 4th Floor, Toronto, Ontario M5K 1A2, Canada (Canadian Citizen)

Edmund M. Carpenter
CEO and President of Barnes Group, Inc.
123 Main Street, Bristol, CT 06011

Eric Clark
Former Director of BICC plc
(United Kingdom Citizen)

Cheryl W. Grise
President, Utility Group of Northeast Utilities
P.O. Box 270, Hartford, CT 06141

Glen H. Hiner
Former Chairman and CEO of Owens Corning

James P. Kelly
Former Chairman and CEO of United Parcel Service Inc.

Joseph M. Magliochetti
Chairman and CEO of Dana Corporation
4500 Dorr Street, Toledo, OH 43615

Marilyn R. Marks
Former Chairman of Dorsey Trailers, Inc.

Richard B. Priory
Chairman and CEO of Duke Energy Corporation
P.O. Box 1006, EC3XB, Charlotte, NC 28201

Fernando M. Senderos
Chairman and CEO of DESC, S.A. de C.V.
Paseo de Tamarindos 400-B-32, Col. Bosques de las Lomas, 05120 Mexico D.F., Mexico (Mexican Citizen)

Executive Officers:
-------------------
William J. Carroll
President - Automotive Systems Group

Bernard N. Cole
President - Heavy Vehicle Technologies and Systems Group

Marvin A. Franklin, III
President - Dana International and Global Initiatives

Charles F. Heine
President - Technology Development and Diversified Products

James M. Laisure
President - Engine and Fluid Management Group

Terry R. McCormack
President - Automotive Aftermarket Group

Robert C. Richter
Vice President and Chief Financial Officer

Richard J. Westerheide
Chief Accounting Officer and Assistant Treasurer

                                                                     Schedule 2


           Dana Global Holdings, Inc. Directors and Executive Officers

Unless otherwise indicated, the following persons have a business address at Dana Corporation, 4500 Dorr Street, Toledo, Ohio 43615 and are United States citizens.

Director:
--------

Rodney R. Filcek, Chairman

Executive Officers:
------------------

Rodney R. Filcek
President

Marvin A. Franklin, III
Vice President

David J. Watson
Vice President
(Canadian Citizen)

A. Glenn Paton
Treasurer
(Canadian Citizen)

Robert E. Pollock
Secretary

Christopher J. Czarka
Assistant Treasurer

Susan J. Stewart
Assistant Secretary

                                                                       Exhibit 1



                               R G P HOLDING, INC.
                            225 CITY AVENUE, SUITE 14
                              BALA CYNWYD, PA 19004

                       (610) 660-8804 FAX: (610) 660-8817


Raymond G. Perelman
C.E.O.


                                                                   May 16, 2003


Glenn Paton
V.P. and Treasurer
Dana Corporation
4500 Dorr Street
Toledo, OH  43615

Dear Mr. Paton,

         This is to confirm our agreement that for consideration duly agreed upon and tendered Dana Corporation hereby gives to RGP Holding, Inc. the option to purchase Dana's 600,012 shares of Champion Parts, Inc. common stock at an option price of fifty cents ($.50). This option is exercisable until June 18, 2003. By your signature on the bottom of this letter you hereby agree to this option.

                                                  Very truly yours,

                                                  /s/ Raymond G. Perelman
                                                  -----------------------
                                                  Raymond G. Perelman


/s/ A Glenn Paton
-----------------
Glenn Paton
Treasurer
Dana Corporation